Filed by Citigroup Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company:  Golden State Bancorp, Inc.
                                                  Commission File No. 000-29654

For Immediate Release
Citigroup Inc. (NYSE Symbol: C)
May 21, 2002


                 CITIGROUP TO ACQUIRE GOLDEN STATE BANCORP
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          Golden State Stockholders to Receive Total Consideration
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                       of Approximately $5.8 Billion
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    Acquisition Enables Citibank to Expand Retail Distribution Franchise
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                    in Key California and Nevada Markets
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New York, New York and San Francisco, California - Citigroup (NYSE: C) will acquire Golden State Bancorp (NYSE: GSB) in a transaction in which Citigroup will pay approximately $16.40 in cash and .5234 Citigroup shares for each share of Golden State delivered at closing. Golden State stockholders will be entitled to elect to receive the merger consideration in shares of Citigroup common stock or cash, subject to certain limitations. Based on closing prices on May 21, 2002, the total transaction value is approximately $5.8 billion on a fully diluted basis.

Golden State is the parent company of Cal Fed, the second largest thrift in the U.S. and, through its First Nationwide Mortgage business, the eighth largest mortgage servicer. It has $25 billion in deposits, $54 billion in assets and 352 branches, 335 in California and 17 in Nevada.

The transaction, which is expected to close in the fourth quarter of 2002, is expected to be accretive to Citigroup's earnings in the first full year after the deal closes, with contributions increasing over several years. It is subject to a number of regulatory approvals and the approval of Golden State stockholders. GSB Investments Inc. and Hunters Glen/Ford have agreed to vote shares constituting approximately 32% of Golden State's outstanding shares in favor of the merger.

Citigroup said the transaction will add approximately 1.5 million new customers in California and Nevada. In California the combined franchise will be the fourth largest institution in terms of deposits, with well over 400 branches. The transaction will also significantly expand Citigroup's branch presence in Nevada, where the combined entity will be the third largest retail bank franchise in terms of deposits, with 21 branches. In addition, the acquisition will enable Citigroup to expand its national prime mortgage business, which will move from tenth to seventh in loan originations and from ninth to sixth in servicing.

"The acquisition of Golden State marks an important step in our efforts to increase Citigroup's retail distribution franchise in the U.S., and in particular significantly expand the scope and breadth of our services in California and Nevada," said Sanford I. Weill, Chairman and Chief Executive Officer of Citigroup. "We have indicated that building our retail banking presence in the U.S. represents one of our most attractive opportunities to build revenues and profits, and this transaction accomplishes this with a quality player in two key growth markets."

"We are particularly excited to be building our franchise in California, a state with 35 million people and the largest deposit base in the U.S., at $492 billion," said Robert B. Willumstad, President of Citigroup and Chairman and Chief Executive Officer of Citigroup's Consumer Group. "As we increase convenience for our own customers we will be able to expand the range of products available to customers of Golden State. And by expanding our presence in California, we are also increasing our access to the Hispanic community.

"We want this combination to be a good experience for Citibank and Golden State customers and employees alike," continued Willumstad. "We will be working with our customers and employees in California and Nevada during the integration period to create a culture that combines the best of both branch systems. Cal Fed is an excellent business that has been transitioning from a traditional thrift to a full-service bank model. We hope to help Cal Fed complete this transition and to retain within the combined organization Cal Fed's extraordinary commitment to client service."

"We believe this transaction brings important benefits for the stockholders, customers and employees of our company," said Gerald J. Ford, Chairman and Chief Executive Officer of Golden State. "In order to continue to compete in our core markets, our businesses need to be able to efficiently and effectively deliver to our customers an ever broader range of offerings, supported by a company with unparalleled financial strength. Even as this transaction brings our stockholders attractive value for their investment and an ongoing stake in our future as part of Citigroup, Citigroup's scale and complement of high quality financial products and services will benefit customers in our markets."

Certain other public securities of Golden State and its subsidiaries will remain outstanding and following the transaction will be exercisable and payable in accordance with the terms (NASDAQ: CALGZ, NASDAQ: CALGL and
NASDAQ: GSBNZ).


                                    ***

Citigroup (NYSE: C), the preeminent global financial services company with some 200 million customer accounts in more than 100 countries, provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, insurance, securities brokerage, and asset management. Major brand names under Citigroup's trademark red umbrella include Citibank, CitiFinancial, Primerica, Salomon Smith Barney, Banamex, and Travelers. Additional information may be found at: www.citigroup.com. Based in San Francisco, Golden State Bancorp (NYSE:GSB) is the publicly traded parent of California Federal Bank. Cal Fed is one of the largest California-based insured depository institutions, with $54 billion in assets, 8,800 employees and 352 branches in California and Nevada. The bank's primary operating subsidiaries are First Nationwide Mortgage Corporation, Cal Fed Investments and Auto One Acceptance Corporation. Cal Fed is a full-service, community-oriented bank serving consumers and business customers. More information on the companies is available online at www.goldenstate.com and www.calfed.com.

Live Audiocast Alert:
A live audiocast of a 4:45 PM (EDT) investment community teleconference to review the transaction will be available at http://www.citigroup.com/citigroup/fin. Media are invited to participate in the teleconference. Presentation materials will be available for download prior to the event. An audio replay of the presentation will be available at http://www.citigroup.com/citigroup/fin/pres.htm.

Citigroup:
Press:                     Leah Johnson    (212) 559-9446
                           Steve Silverman (212) 793-0321
Investors:                 Sheri Ptashek   (212) 559-4658
Fixed Income Investors:    John Randel     (212) 559-5091

Golden State Bancorp:
Press:                     Fred Cannon     (415) 904-1451
                           Janis Tarter    (415) 904-1199

In connection with the proposed transaction, Citigroup and Golden State will file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the "Commission"). Investors and security holders are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Citigroup and Golden State with the Commission at the Commission's web site at http://www.sec.gov. Free copies of Citigroup's filings may be obtained by directing a request to Citigroup, attention Citigroup Document Services, 140 58th Street, Suite 5i, Brooklyn, NY 11220; (877) 936-2737 (toll free); (718) 765-6514 (outside the U.S.).
Free copies of Golden State's filing may be obtained by directing a request to Golden State, Shareholder Relations, 135 Main Street, San Francisco, California 94105; Telephone: (415) 904-0188.

Citigroup, Golden State and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the Merger. Information concerning persons who may be considered participants in the solicitation of Citigroup's stockholders under the rules of the Commission is set forth in the Annual Report on Form 10-K and the Annual Meeting Proxy Statement on Form 14A, both filed by Citigroup with the Commission on March 12, 2002: and information concerning persons who may be considered participants in the solicitation of Golden State's stockholders under the rules of the Commission is set forth in the Annual Report on Form 10-K filed by Golden State with the commission on March 28, 2002, and in the Annual Meeting Proxy Statement on Form 14A filed by Golden State with the Commission on April 12, 2002.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by or that include the words "believes," "expects, "anticipated," "intends," "plans," "estimated" or similar expressions. Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. Factors that could cause actual results to differ from these forward-looking statements include, but are not limited to, weakening global economic conditions; the amount of refinancing activity in mortgage banking; the effect of banking and financial services reforms, of rules governing the regulatory treatment of merchant banking investments, and of rules regarding the regulatory capital treatment of recourse, direct credit substitutes and residual interest in asset securitizations; possible amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the ability of states to adopt more extensive consumer privacy protections through legislation or regulation; the resolution of legal proceedings and related matters; and the Company's success in managing the costs associated with the expansion of existing distribution channels and developing new ones, and in realizing increase revenues from such distribution channels, including cross-selling initiatives and electronic commerce based efforts. You should not put undue reliance on any forward-looking statements.